Exhibit 21.1

Subsidiaries of Emageon Inc.

	STATE OR OTHER JURISDICTION	PERCENTAGE OF VOTING
NAME	OF INCORPORATION	SECURITIES OWNED BY PARENT
Ultravisual Medical Systems Corporation	Delaware	100%

Camtronics Medical Systems, Ltd	Wisconsin	100%

Camtronics Medical Systems, Inc.	Canada	100%

Camtronics Medical Systems Canada, Inc.	Canada	100%